UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2023
Commission file number 1-32479
  _____________________________________________________________
SEAPEAK LLC
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
2000, 550 Burrard Street, Vancouver, BC, Canada, V6C 2K2
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐

SEAPEAK LLC AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2023

ITEM 1 – FINANCIAL STATEMENTS
SEAPEAK LLC AND SUBSIDIARIES (note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Voyage revenues (notes 5 and 9a)	183,982	150,778	369,152	312,968
Voyage expenses	(4,241)	(7,229)	(11,417)	(14,461)
Vessel operating expenses	(58,995)	(49,283)	(116,631)	(93,750)
Time-charter hire expenses (note 9a)	(2,233)	(3,225)	(4,490)	(9,053)
Depreciation and amortization	(36,358)	(30,971)	(73,280)	(63,700)
General and administrative expenses	(7,634)	(6,905)	(16,199)	(14,088)
Gain (loss) on sales and gain (write-down) of vessels (notes 5 and 13)	537	194	36,008	(43,802)
Restructuring charges (notes 9a and 14)	—	—	—	(2,651)
Income from vessel operations	75,058	53,359	183,143	71,463
Equity income (notes 6 and 9a)	43,513	43,792	76,623	101,405
Interest expense	(46,088)	(31,656)	(93,421)	(61,652)
Interest income (note 6)	2,718	1,657	5,369	2,983
Realized and unrealized gain on non-designated derivative instruments (note 10)	25,457	11,274	19,810	40,665
Foreign currency exchange gain (loss) (notes 7 and 10)	2,618	6,328	(1,792)	20,157
Other income (expense) (notes 1 and 2b)	648	396	13,737	(22,425)
Net income before income tax expense	103,924	85,150	203,469	152,596
Income tax expense (note 8)	(3,981)	(1,782)	(5,586)	(4,505)
Net income	99,943	83,368	197,883	148,091
Non-controlling interest in net income	3,440	3,570	8,625	8,751
Preferred unitholders' interest in net income	6,160	6,408	12,500	12,833
General partner's interest in net income	—	—	—	740
Company / Limited partners' interest in net income	90,343	73,390	176,758	125,767

Related party transactions (note 9)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (note 1)
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Net income	99,943	83,368	197,883	148,091
Other comprehensive income:
Other comprehensive income before reclassifications
Unrealized gain on qualifying cash flow hedging instruments, net of tax	16,403	19,299	8,548	54,333
Amounts reclassified from accumulated other comprehensive income, net of tax
To equity income:
Realized (gain) loss on qualifying cash flow hedging instruments	(3,817)	4,071	(7,451)	8,403
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 10)	344	670	729	1,356
Other comprehensive income	12,930	24,040	1,826	64,092
Comprehensive income	112,873	107,408	199,709	212,183
Non-controlling interest in comprehensive income	3,543	3,771	8,844	9,158
Preferred unitholders' interest in comprehensive income	6,160	6,408	12,500	12,833
Company / General and limited partners' interest in comprehensive income	103,170	97,229	178,365	190,192
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (note 1)
(in thousands of U.S. Dollars, except unit data)

	As at June 30, 2023	As at December 31, 2022
	$	$
ASSETS
Current
Cash and cash equivalents	145,682	215,738
Restricted cash – current (note 12)	47,370	42,376
Accounts receivable, including non-trade of $11,773 (2022 – $14,284) (note 10)	32,747	50,670
Prepaid expenses	19,092	20,208
Vessels held for sale (note 13a)	—	63,120
Current portion of derivative assets (note 10)	24,332	19,451
Current portion of net investments in direct financing and sales-type leases, net (notes 2b and 5)	19,252	16,335
Advances to affiliates (note 9b)	14,261	7,960
Other current assets	2,861	4,148
Total current assets	305,597	440,006
Restricted cash – long-term (note 12)	16,026	7,832
Vessels and equipment
At cost, less accumulated depreciation of $707,521 (2022 – $690,309)	968,052	1,016,050
Vessels related to finance leases, at cost, less accumulated depreciation of $257,158 (2022 – $257,569) (note 4)	2,084,659	2,282,641
Advances on newbuilding contracts (note 11a)	221,244	129,271
Operating lease right-of-use assets	11,617	15,034
Total vessels and equipment	3,285,572	3,442,996
Investments in and advances to equity-accounted joint ventures, net (notes 2b and 6)	1,300,606	1,244,264
Net investments in direct financing and sales-type leases, net (notes 2b and 5)	675,362	470,352
Other assets	43,185	47,068
Derivative assets (note 10)	40,023	33,789
Intangible assets, net	35,859	42,080
Goodwill	40,308	40,308
Total assets	5,742,538	5,768,695
LIABILITIES AND EQUITY
Current
Accounts payable	4,430	52,009
Accrued liabilities and other (note 10)	82,482	89,013
Unearned revenue (note 5)	34,895	32,662
Current portion of long-term debt (note 7)	221,370	477,168
Current obligations related to finance leases (note 4a)	182,997	122,488
Current portion of operating lease liabilities (note 4b)	9,881	9,634
Current portion of derivative liabilities (note 10)	22,630	14,590
Advances from affiliates (note 9b)	7,929	5,886
Total current liabilities	566,614	803,450
Long-term debt (note 7)	975,823	927,277
Long-term obligations related to finance leases (note 4a)	1,453,039	1,574,592
Long-term operating lease liabilities (note 4b)	4,918	9,905
Other long-term liabilities (notes 2b, 5 and 11b)	81,215	83,058
Derivative liabilities (note 10)	29,085	8,655
Total liabilities	3,110,694	3,406,937
Commitments and contingencies (notes 4, 6, 7, 10 and 11)
Equity
Common units (99.9 million units and 88.6 million units issued and outstanding at June 30, 2023 and December 31, 2022, respectively)	2,222,233	1,959,228
Preferred units (11.9 million units authorized; 11.6 million and 11.7 million units issued and outstanding at June 30, 2023 and December 31, 2022, respectively)	279,563	282,484
Accumulated other comprehensive income	42,124	40,517
Equity	2,543,920	2,282,229
Non-controlling interest	87,924	79,529
Total equity	2,631,844	2,361,758
Total liabilities and total equity	5,742,538	5,768,695
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2023	2022
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	197,883	148,091
Non-cash and non-operating items:
Unrealized gain on non-designated derivative instruments (note 10)	(10,613)	(47,675)
Depreciation and amortization	73,280	63,700
(Gain) loss on sales and (gain) write-down of vessels (notes 5 and 13)	(36,008)	43,802
Unrealized foreign currency exchange loss (gain)	2,863	(25,220)
Equity income, net of distributions received and return of capital $20,701 (2022 – $22,430)	(55,922)	(78,975)
Amortization of deferred financing issuance costs included in interest expense	2,798	3,921
Change in unrealized credit loss provisions included in other (income) expense (note 2b)	(12,700)	4,900
Other non-cash items	4,713	2,925
Change in operating assets and liabilities:
Receipts from direct financing and sales-type leases	9,173	7,932
Expenditures for dry docking	(2,575)	(14,320)
Other operating assets and liabilities	4,528	(29,743)
Net operating cash flow	177,420	79,338
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	25,000	92,836
Scheduled repayments of long-term debt	(56,418)	(55,185)
Prepayments of long-term debt	(150,368)	—
Financing issuance costs	(725)	(1,142)
Scheduled repayments of obligations related to finance leases	(61,044)	(36,860)
Cash distributions paid	(12,499)	(12,833)
Repurchase of preferred units (note 15)	(2,855)	(785)
Acquisition of Teekay Subsidiaries, includes assumed cash of $5.7 million (note 1)	—	10,674
Equity contributions from Stonepeak (notes 1 and 9c)	86,180	6,035
Repurchase of restricted unit awards (note 1)	—	(5,964)
Dividends paid to non-controlling interest	(449)	(502)
Net financing cash flow	(173,178)	(3,726)
INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts	(136,419)	(16,210)
Proceeds from repayments of advances to equity-accounted joint ventures	—	7,500
Proceeds from the sales of vessels (note 13)	78,309	10,040
Payment related to the acquisition of Evergas	(3,000)	—
Net investing cash flow	(61,110)	1,330
(Decrease) increase in cash, cash equivalents and restricted cash	(56,868)	76,942
Cash, cash equivalents and restricted cash, beginning of the period	265,946	142,057
Cash, cash equivalents and restricted cash, end of the period	209,078	218,999
Supplemental cash flow information (note 12)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (note 1)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Unitholder Equity
	Common Units	Common Units	Preferred Units	Preferred Units	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$
Balance as at December 31, 2022	88,565	1,959,228	11,689	282,484	40,517	79,529	2,361,758
Net income	—	86,415	—	6,340	—	5,185	97,940
Other comprehensive (loss) income	—	—	—	—	(11,220)	116	(11,104)
Equity contribution from Stonepeak (notes 9c and 15)	—	86,180	—	—	—	—	86,180
Conversion of equity contributions from Stonepeak into common units (notes 9c and 15)	11,384	—	—	—	—	—	—
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,789)	—	—	(2,789)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,550)	—	—	(3,550)
Repurchase of preferred units (note 15)	—	15	(44)	(1,138)	—	—	(1,123)
Dividends paid to non-controlling interest	—	—	—	—	—	(449)	(449)
Balance as at March 31, 2023	99,949	2,131,838	11,645	281,347	29,297	84,381	2,526,863
Net income	—	90,343	—	6,160	—	3,440	99,943
Other comprehensive income	—	—	—	—	12,827	103	12,930
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,734)	—	—	(2,734)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,426)	—	—	(3,426)
Repurchase of preferred units (note 15)	—	52	(70)	(1,784)	—	—	(1,732)
Balance as at June 30, 2023	99,949	2,222,233	11,575	279,563	42,124	87,924	2,631,844

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (note 1)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Unitholder Equity (note 1)
	Company /Limited Partner Common Units (note 1)	Company /Limited Partner Common Units (note 1)	Company /Limited Partner Preferred Units (note 1)	Company /Limited Partner Preferred Units (note 1)	General Partner (note 1)	Accumulated Other ComprehensiveLoss	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2021	87,010	1,583,229	11,800	285,159	48,286	(53,163)	65,512	1,929,023
Cancellation of restricted unit awards (note 1)	—	(3,254)	—	—	(59)	—	—	(3,313)
Contributed capital from Stonepeak (note 1)		5,926			109			6,035
Acquisition of Teekay Subsidiaries (note 1)	—	(2,701)	—	—	(50)	—	—	(2,751)
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Net income prior to conversion to limited liability company (note 1)	—	40,407	—	3,998	740	—	2,495	47,640
Conversion to limited liability company (note 1)	(87,010)	(1,623,607)	(11,800)	(282,732)	(49,026)	—	—	(1,955,365)
Issuance of Company common & preferred units (note 1)	88,565	1,672,633	11,800	282,732	—	—	—	1,955,365
Net income post conversion to limited liability company (note 1)	—	11,970	—	2,427	—	—	2,686	17,083
Other comprehensive income	—	—	—	—	—	39,846	206	40,052
Dividends paid to non-controlling interest	—	—	—	—	—	—	(502)	(502)
Balance as at March 31, 2022	88,565	1,684,603	11,800	285,159	—	(13,317)	70,397	2,026,842
Net income	—	73,390	—	6,408	—	—	3,570	83,368
Other comprehensive income	—	—	—	—	—	23,839	201	24,040
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,800)	—	—	—	(2,800)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,608)	—	—	—	(3,608)
Repurchase of preferred units (note 15)	—	(23)	(32)	(762)	—	—	—	(785)
Balance as at June 30, 2022	88,565	1,757,970	11,768	284,397	—	10,522	74,168	2,127,057
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.Basis of Presentation

On October 4, 2021, the Company (as Teekay LNG Partners L.P.), entered into an agreement and plan of merger with Teekay GP L.L.C. (or the General Partner), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P. (or Stonepeak), and a wholly-owned subsidiary of Acquiror (or Merger Sub). On January 13, 2022, Stonepeak completed its acquisition of the Company, with Merger Sub merging with and into the Company, and with the Company surviving the merger as a subsidiary of Stonepeak (or the Merger). Pursuant to the Merger and related transactions (collectively referred to as the "Stonepeak Transaction"), (a) each issued and outstanding common unit of the Company, including approximately 36.0 million common units owned by Teekay Corporation (or Teekay) (but excluding any common units owned by the Company, Acquiror or the Company’s or Acquiror’s respective wholly-owned subsidiaries), was converted into the right to receive cash in an amount equal to $17.00 per common unit, (b) Teekay sold to Acquiror all of the outstanding ownership interests in the General Partner for $26.4 million, which price consisted of $17.00 for each of the approximately 1.6 million common unit equivalents represented by the economic interest of the General Partner's general partner interest in the Company and (c) the Company acquired certain restructured subsidiaries of Teekay (or the Teekay Subsidiaries) that provide, through services agreements, comprehensive managerial, operational and administrative services to the Company and its subsidiaries and joint ventures and as a result of this acquisition, Teekay paid the Company $4.9 million. The Company incurred fees of $18.0 million relating to professional services provided in connection to the Stonepeak Transaction which are included in other income (expense) in the Company's consolidated statement of income for the six months ended June 30, 2022. On January 24, 2022, the Company's common units were delisted from the New York Stock Exchange. The Company's 9.00% Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) remain outstanding and continue to trade on the New York Stock Exchange following the Merger.
As a result of the concurrent acquisition of both the Company and the Teekay Subsidiaries by Stonepeak, where the Teekay Subsidiaries became subsidiaries of the Company on completion of the Stonepeak Transaction, the acquisition of the Teekay Subsidiaries was accounted for by the Company as the acquisition of a business between entities under common control of Stonepeak. As such, the assets acquired and liabilities assumed by the Company on January 13, 2022 in connection with the acquisition of the Teekay Subsidiaries are recognized at their fair values. Due to negative working capital of the Teekay Subsidiaries on closing, Teekay paid the Company $4.9 million for the purchase of the Teekay Subsidiaries. The excess of the net recognized liabilities of the Teekay Subsidiaries over the amount paid by Teekay to the Company has been reflected as a decrease to equity of $2.8 million.
Additionally, at the effective time of the Merger on January 13, 2022, each restricted unit award granted pursuant to the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan that was outstanding immediately prior to the effective time, whether or not vested, was automatically vested, cancelled and converted into the right to receive an amount in cash equal to $17.00 multiplied by the number of common units subject to such restricted unit award held by the holder thereof, less applicable taxes. The amount of compensation cost for these restricted unit awards as measured at the grant date but not yet recognized as of the cancellation date was $2.7 million and has been expensed on such cancellation date. The total cash cost, including taxes, was $6.0 million and was accounted for as a direct reduction to equity. Such $6.0 million amount was paid for with funds advanced by Stonepeak and this funding has been accounted for by the Company as a $6.0 million increase to equity.
On February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands (or the Partnership) into a limited liability company formed under the laws of the Republic of the Marshall Islands (or the Conversion). The Conversion is deemed a continuation of the existence of the Partnership in the form of the Company, as a Marshall Islands limited liability company, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, all of the rights, privileges and powers of the Partnership, and all property of and all property and debts due to the Partnership, became vested in the Company and the property of the Company. In addition, all rights of creditors and all liens upon any property of the Partnership were preserved unimpaired and all debts, liabilities and duties of the Partnership automatically attached to the Company. Concurrently with the Conversion, the Company changed its name to Seapeak LLC and changed the ticker symbols for its Series A Preferred Units and Series B Preferred Units from “TGP PRA” and “TGP PRB” to “SEAL PRA” and “SEAL PRB,” respectively.
Pursuant to the Conversion:

•each outstanding common unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable common unit of the Company;
•each outstanding Series A Preferred Unit and Series B Preferred Unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable Series A Preferred Unit or Series B Preferred Unit of the Company, as applicable; and
•the general partner interest in the Partnership was converted into 1,555,061 common units of the Company (which number is equal to the notional common units of the Partnership represented by such general partner interest immediately prior to the Conversion) and the Company, as a limited liability company, no longer had a general partner.

The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of the Company, which is a limited liability company formed under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, which were included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (or SEC) on March 31, 2023. In the opinion of the management of the Company, these unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative liabilities and derivative assets could vary by material amounts prior to their settlement.

2.    Fair Value Measurements and Financial Instruments

a) Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Item 18 – Financial Statements: Note 3a to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2022. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 12)	Level 1	209,078	209,078	265,946	265,946
Derivative instruments (note 10)
Interest rate swap agreements – assets	Level 2	62,099	62,099	51,046	51,046
Interest rate swap agreements – liabilities	Level 2	(26)	(26)	(291)	(291)
Foreign currency contracts	Level 2	412	412	398	398
Cross currency swap agreements – assets	Level 2	3,966	3,966	3,263	3,263
Cross currency swap agreements – liabilities	Level 2	(51,804)	(51,804)	(23,041)	(23,041)
Non-recurring:
Vessel held for sale (note 13)	Level 2	—	—	63,120	63,120
Equity-accounted joint ventures	Level 3	—	—	279,561	279,561
Other:
Loans to equity-accounted joint ventures (note 6a)	(i)	91,190	(i)	88,519	(i)
Long-term debt – public (note 7)	Level 1	(262,911)	(263,371)	(286,971)	(288,448)
Long-term debt – non-public (note 7)	Level 2	(934,282)	(935,199)	(1,117,474)	(1,111,728)
Obligations related to finance leases (note 4a)	Level 2	(1,636,036)	(1,604,720)	(1,697,080)	(1,665,094)
(i)The advances to equity-accounted joint ventures together with the Company’s equity investments in the joint ventures form the net aggregate carrying value of the Company’s interests in the joint ventures in these unaudited consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

b) Credit Losses

For a description of the Company's exposure to potential credit losses under ASC 326, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2022. In addition, the Seapeak Creole commenced a 23-year charter contract in February 2023, which is being accounted for as a sales-type lease.

The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing and sales-type leases by class of financing receivables and by period of origination and their associated credit quality as at June 30, 2023 and December 31, 2022.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

		As at June 30, 2023		As at December 31, 2022
	Period of Origination	Credit Quality Grade (i)	Amortized Cost Basis $	Credit Quality Grade (i)	Amortized Cost Basis $

Direct financing and sales-type leases
Tangguh Hiri and Tangguh Sago	2017 and prior	Performing	298,836	Performing	305,957
Seapeak Bahrain	2018	Performing	205,513	Performing	206,930
Seapeak Creole	2023	Performing	204,965	—	—
			709,314		512,887
Loans to equity-accounted joint ventures
Bahrain LNG Joint Venture	2017 and prior	Performing	91,190	Performing	88,519
			800,504		601,406

(i)For a description of how the Company's credit quality grades are determined see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2022. As at June 30, 2023 and December 31, 2022, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing.

Changes in the Company's allowance for credit losses for the three and six months ended June 30, 2023 and 2022 are as follows:

	Direct Financing and Sales-Type Leases (i) (ii) $	Direct Financing and Sales-Type Leases and Other within Equity-Accounted Joint Ventures (i) (ii) $	Loans to Equity-Accounted Joint Ventures (i) $	Guarantees of Debt (i) $	Total $
Three and Six Months Ended June 30, 2023
As at January 1, 2023	26,200	36,600	2,900	1,300	67,000
Reversal of potential credit losses	(11,500)	(7,600)	(400)	(100)	(19,600)
As at March 31, 2023	14,700	29,000	2,500	1,200	47,400
Reversal of potential credit losses	(100)	(2,500)	(300)	(300)	(3,200)
As at June 30, 2023	14,600	26,500	2,200	900	44,200

Three and Six Months Ended June 30, 2022
As at January 1, 2022	34,000	58,300	4,100	1,700	98,100
Provision for potential credit losses	4,900	500	200	—	5,600
As at March 31, 2022	38,900	58,800	4,300	1,700	103,700
Provision for (reversal of) potential credit losses	200	(1,200)	(200)	(200)	(1,400)
As at June 30, 2022	39,100	57,600	4,100	1,500	102,300

(i)For a description of how the credit loss provision for direct financing and sales-type leases, direct financing and sales-type leases and other within equity-accounted joint ventures, loans to equity-accounted joint ventures and guarantees of debt was determined for the three and six months ended June 30, 2023 and 2022, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2022.

(ii)The changes in credit loss provision of $(0.1) million and $(11.6) million for the Company's consolidated vessels' direct financing and sales-type leases for the three and six months ended June 30, 2023, respectively ($0.2 million and $5.1 million for the three and six months ended June 30, 2022, respectively), were included in other income (expense) in the Company's consolidated statements of income. The change in the credit loss provision for the six months ended June 30, 2023 primarily reflects an increase in the estimated charter-free valuations for certain types of its liquefied natural gas (or LNG) carriers at the end of their time-charter contract which are accounted for as direct financing and sales-type leases in the Company's consolidated balance sheets. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.

The changes in credit loss provision of $(2.5) million and $(10.1) million for the three and six months ended June 30, 2023, respectively ($(1.2) million and $(0.7) million for the three and six months ended June 30, 2022, respectively), relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures were included in equity income in the Company's consolidated statements of income. The change in the credit loss provision for the six months ended June 30, 2023 primarily reflects an increase in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contract, which are accounted for as direct financing and sales-type leases within investments in equity-accounted joint ventures in the Company's consolidated balance sheets.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the six months ended June 30, 2023 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the period.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

3.    Segment Reporting

The following tables include results for the Company’s segments for the periods presented in these unaudited consolidated financial statements.

	Three Months Ended June 30,
	2023			2022
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Voyage revenues	144,598	39,384	183,982	138,239	12,539	150,778
Voyage expenses	(1,093)	(3,148)	(4,241)	(1,274)	(5,955)	(7,229)
Vessel operating expenses	(45,977)	(13,018)	(58,995)	(44,324)	(4,959)	(49,283)
Time-charter hire expenses	—	(2,233)	(2,233)	(3,225)	—	(3,225)
Depreciation and amortization	(27,743)	(8,615)	(36,358)	(29,395)	(1,576)	(30,971)
General and administrative expenses (i)	(6,640)	(994)	(7,634)	(6,359)	(546)	(6,905)
Gain on sales of vessels (note 13)	499	38	537	—	194	194
Income from vessel operations	63,644	11,414	75,058	53,662	(303)	53,359
Equity income (note 6)	38,266	5,247	43,513	40,263	3,529	43,792

	Six Months Ended June 30,
	2023			2022
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Voyage revenues	286,144	83,008	369,152	288,582	24,386	312,968
Voyage expenses	(3,243)	(8,174)	(11,417)	(3,687)	(10,774)	(14,461)
Vessel operating expenses	(89,337)	(27,294)	(116,631)	(84,459)	(9,291)	(93,750)
Time-charter hire expenses	—	(4,490)	(4,490)	(9,053)	—	(9,053)
Depreciation and amortization	(56,060)	(17,220)	(73,280)	(60,564)	(3,136)	(63,700)
General and administrative expenses (i)	(13,488)	(2,711)	(16,199)	(13,262)	(826)	(14,088)
Gain (loss) on sales and gain (write-down) of vessels (notes 5 and 13)	35,819	189	36,008	(43,996)	194	(43,802)
Restructuring charges (note 14)	—	—	—	(2,551)	(100)	(2,651)
Income from vessel operations	159,835	23,308	183,143	71,010	453	71,463
Equity income (note 6)	67,642	8,981	76,623	90,478	10,927	101,405
(i) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to consolidated total assets presented in the Company's consolidated balance sheets is as follows:

	June 30, 2023	December 31, 2022
	$	$
Total assets of the LNG segment	4,693,919	4,579,577
Total assets of the NGL segment	902,937	973,380
Unallocated:
Cash and cash equivalents	145,682	215,738
Consolidated total assets	5,742,538	5,768,695

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

4.    Chartered-in Vessels

a)Obligations related to Finance Leases

	June 30, 2023	December 31, 2022
	$	$
Total obligations related to finance leases	1,636,036	1,697,080
Less current portion	(182,997)	(122,488)
Long-term obligations related to finance leases	1,453,039	1,574,592

As at June 30, 2023 and December 31, 2022, the Company was a party to finance leases on nine LNG carriers and 10 natural gas liquid (or NGL) carriers. These nine LNG carriers and 10 NGL carriers were sold by the Company to third parties (or Lessors) and leased back under 7.5 to 15-year bareboat charter contracts ending in 2025 through to 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.4%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets and have purchase obligations at the end of the lease terms.

In June 2023, the Company gave notice to exercise its vessel repurchase option to acquire one of its NGL carriers, the Ineos Marlin, for a total cost of $60.5 million. The Company expects to complete the repurchase in March 2024.

The obligations of the Company under the bareboat charter contracts for the nine LNG carriers and 10 NGL carriers are guaranteed by the Company. The guarantee agreements require the Company to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage, for certain of its finance leases. As at June 30, 2023, the Company was in compliance with all covenants in respect of the obligations related to its finance leases.

As at June 30, 2023, the remaining commitments related to the financial liabilities of these nine LNG carriers and 10 NGL carriers, including the amounts to be paid to repurchase the vessels pursuant to the applicable finance leases, approximated $2.0 billion, including imputed interest of $349.9 million, repayable through 2034, as indicated below:

Commitments as at June 30, 2023
Year	$
Remainder of 2023	105,187
2024	260,135
2025	222,085
2026	388,368
2027	359,221
Thereafter	650,208
b)Operating Leases

As at June 30, 2023, the Company had in-chartered six liquefied petroleum gas (or LPG) carriers under bareboat charter contracts from a third party until December 2024.

A maturity analysis of the Company's operating lease liabilities from its bareboat charter contracts as at June 30, 2023 is as follows:

Lease Commitment
Year	$
Payments:
Remainder of 2023	5,345
2024	10,277
Total payments	15,622
Less imputed interest	(823)
Carrying value of operating lease liabilities	14,799
Less current portion	(9,881)
Carrying value of long-term operating lease liabilities	4,918

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

5.    Revenue

The Company’s primary source of revenue is from chartering its vessels to its customers. The Company primarily utilizes two forms of contracts consisting of time-charter contracts and voyage charter contracts. The Company also generates revenue from the management and operation of vessels and the Bahrain LNG import terminal owned by the Company's equity-accounted joint ventures, as well as providing corporate management services to certain of these entities. Such services may include the arrangement of third-party goods and services for the vessel’s owner. For a description of these contracts, see Item 18 – Financial Statements: Note 6 in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2022.

Revenue Table

The following tables contain the Company’s revenue for the three and six months ended June 30, 2023 and 2022, by contract type and by segment.

	Three Months Ended June 30,
	2023			2022
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	122,448	32,827	155,275	116,554	2,561	119,115
Voyage charters	—	6,557	6,557	—	9,978	9,978
Management fees and other income	22,150	—	22,150	21,685	—	21,685
	144,598	39,384	183,982	138,239	12,539	150,778

	Six Months Ended June 30,
	2023			2022
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	241,742	68,748	310,490	246,611	5,730	252,341
Voyage charters	—	14,260	14,260	—	18,656	18,656
Management fees and other income	44,402	—	44,402	41,971	—	41,971
	286,144	83,008	369,152	288,582	24,386	312,968
The following table contains the Company’s revenue for the three and six months ended June 30, 2023 and 2022, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	141,749	111,977	285,169	235,244
Interest income on lease receivables	16,086	11,964	29,590	23,880
Variable lease payments - cost reimbursements(i)	1,377	1,396	2,765	2,753
	159,212	125,337	317,524	261,877
Non-lease revenue
Non-lease revenue - related to direct financing and sales-type leases	2,620	3,756	7,226	9,120
Management fees and other income	22,150	21,685	44,402	41,971
	24,770	25,441	51,628	51,091
Total	183,982	150,778	369,152	312,968

(i)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing and Sales-Type Leases

As at June 30, 2023, the Company had four LNG carriers (December 31, 2022 – three LNG carriers), excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing and sales-type leases.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

For a description of the Company's LNG carriers accounted for as direct financing leases at December 31, 2022, see Item 18 – Financial Statements: Note 6 to the Company's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2022. In addition, the Seapeak Creole commenced a 23-year time-charter contract in February 2023. The time-charter contract is being accounted for as a sales-type lease. As a result, upon commencement of the time-charter contract the carrying value of the vessel was derecognized and a net investment in sales-type lease was recognized based on its estimated fair value from third party appraisals, resulting in a gain of $43.8 million being recognized during the six months ended June 30, 2023. The gain was included in gain (loss) on sales and gain (write-down) of vessels in the Company's consolidated statement of income for the six months ended June 30, 2023.

As at June 30, 2023, estimated lease payments to be received by the Company related to its direct financing and sales-type leases in each of the next five years were approximately $42.0 million (remainder of 2023), $83.7 million (2024), $83.6 million (2025), $82.3 million (2026), $83.6 million (2027) and an aggregate of $691.8 million thereafter. Two leases are expected to end in 2028, one lease is scheduled to end in 2039 and the remaining lease is scheduled to end in 2046.

Operating Leases

As at June 30, 2023, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $258.3 million (remainder of 2023), $462.6 million (2024), $373.3 million (2025), $299.0 million (2026), and $166.7 million (2027). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company’s equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on June 30, 2023, variable or contingent rentals, or rentals from contracts which were entered into or commenced after June 30, 2023. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

Contract Liabilities

As at June 30, 2023, the Company had $41.2 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2022 – $41.0 million, June 30, 2022 – $28.8 million and December 31, 2021 – $22.2 million). The Company recognized $43.7 million and $26.5 million of revenue for the three months ended June 30, 2023 and 2022, respectively, that was recognized as a contract liability at the beginning of such three-month periods. The Company recognized $41.0 million and $22.2 million of revenue for the six months ended June 30, 2023 and 2022, respectively, that was recognized as a contract liability at the beginning of such six-month periods.

6. Equity-Accounted Joint Ventures

For a description of the Company's equity-accounted joint ventures, see Item 18 - Financial Statements: Note 7a in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2022.

The Company's potential credit losses associated with its equity-accounted joint ventures are described in Note 2b and are excluded from the amounts in this note.

a)    As of June 30, 2023 and December 31, 2022, the Company had advanced $73.4 million to the Bahrain LNG Joint Venture, in which the Company has a 30% ownership interest. These advances bear interest at an annual rate of 6.0%. For the three and six months ended June 30, 2023, interest earned on these advances amounted to $1.4 million and $2.7 million, respectively (three and six months ended June 30, 2022 – $1.3 million and $2.5 million, respectively), and is included in interest income in the Company's consolidated statements of income. As of June 30, 2023 and December 31, 2022, the interest receivable on these advances was $17.8 million and $15.1 million, respectively. Both the advances and the accrued interest on these advances were included in investments in and advances to equity-accounted joint ventures, net in the Company’s consolidated balance sheets.

b)    The Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at June 30, 2023 was $1.1 billion. As at June 30, 2023, the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

7. Long-Term Debt

	June 30, 2023	December 31, 2022
	$	$
U.S. Dollar-denominated Revolving Credit Facility due in 2025	145,000	250,000
U.S. Dollar-denominated Term Loans and Bonds due from 2024 to 2030	728,504	791,466
Norwegian Krone-denominated Bonds due from 2023 to 2026	265,429	290,703
Euro-denominated Term Loans due in 2023 and 2024	69,972	82,296
Total principal	1,208,905	1,414,465
Unamortized discount and debt issuance costs	(11,712)	(10,020)
Total debt	1,197,193	1,404,445
Less current portion	(221,370)	(477,168)
Long-term debt	975,823	927,277

As at June 30, 2023 and December 31, 2022, the Company had one revolving credit facility available, which provided for borrowings of up to $350.0 million (December 31, 2022 – $295.0 million), of which $205.0 million (December 31, 2022 – $45.0 million) was undrawn. Interest payments are based on the Secured Overnight Finance Rate (or SOFR) plus a margin of 1.50%. The revolving credit facility matures in June 2025. The revolving credit facility is unsecured and may be used by the Company for general company purposes.

As at June 30, 2023, the Company had six U.S. Dollar-denominated term loans and bonds outstanding, which totaled $728.5 million in aggregate principal amount (December 31, 2022 – $791.5 million). Interest payments for one of the term loans is based on SOFR plus a margin of 2.5%. Interest payments on the remaining term loans are based on LIBOR plus a margin, where margins ranged from 1.85% to 3.25%, and interest payments on the bonds are fixed and range from 4.11% to 4.41%. The six combined term loans and bonds require quarterly interest and principal payments and five have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 12 Company vessels to which the loans relate, together with certain other related security. In addition, as at June 30, 2023, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within the RasGas II Joint Venture, in which the Company has a 70% ownership interest.

As at June 30, 2023 and December 31, 2022, the Company had Norwegian Krone (or NOK) 2.9 billion of senior unsecured bonds in the Norwegian bond market that mature through 2026. As at June 30, 2023, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $265.4 million (December 31, 2022 – $290.7 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, where margins ranged from 4.60% to 5.15%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 7.89% and the transfer of principal fixed at $331.0 million upon maturity in exchange for NOK 2.9 billion (see Note 10).

As at June 30, 2023, the Company had two Euro-denominated term loans outstanding, which totaled 64.1 million Euros ($70.0 million) (December 31, 2022 – 76.9 million Euros ($82.3 million)). Interest payments for one of the term loans are based on the Euro Interbank Offered Rate (or EURIBOR) plus a margin. Interest payments on the remaining term loan are based on EURIBOR where EURIBOR is limited to zero or above zero values, plus a margin. Margins on the term loans ranged from 0.60% to 1.95%. The term loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on two of the Company vessels to which the loans relate, together with certain other related security and are guaranteed by the Company and one of its subsidiaries.

The weighted-average interest rates for the Company’s long-term debt outstanding as at June 30, 2023 and December 31, 2022 were 7.33% and 6.63%, respectively. These rates do not reflect the effect of related interest rate swaps that the Company has used to economically hedge certain of its floating-rate debt (see Note 10).

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange gains (losses) of $2.6 million and $(1.8) million for the three and six months ended June 30, 2023, respectively ($6.3 million and $20.2 million for the three and six months ended June 30, 2022, respectively).

The aggregate annual long-term debt principal repayments required under the Company's revolving credit facility, loans and bonds subsequent to June 30, 2023 are $163.7 million (remainder of 2023), $117.5 million (2024), $321.0 million (2025), $395.7 million (2026), $29.8 million (2027) and $181.2 million (thereafter).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Certain loan agreements require that (a) the Company maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at June 30, 2023, the Company had four credit facilities with an aggregate outstanding loan balance of $401.0 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 120%, 120% and 135%, which as at June 30, 2023, were 153%, 139%, 176% and 461%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at June 30, 2023, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.

8. Income Tax Expense

The components of the provision for income tax expense are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Current	(2,810)	(2,576)	(3,374)	(4,634)
Deferred	(1,171)	794	(2,212)	129
Income tax expense	(3,981)	(1,782)	(5,586)	(4,505)

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

9. Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Voyage revenues (i)(ii)	28,974	27,945	58,677	55,629
Time-charter hire expenses (iii)	—	(3,225)	—	(9,053)
Restructuring charges (iv)	—	—	—	(2,651)
Equity income (v)	603	602	1,199	1,198
(i)In September 2018, the Company’s Floating Storage Unit, the Seapeak Bahrain, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of the Seapeak Bahrain to the Bahrain LNG Joint Venture for the three and six months ended June 30, 2023, amounted to $6.8 million and $14.3 million, respectively ($6.3 million and $13.7 million for the three and six months ended June 30, 2022, respectively). In addition, the Company has an operation and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees recognized in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the three and six months ended June 30, 2023, were $2.4 million and $4.9 million, respectively ($2.5 million and $5.4 million for the three and six months ended June 30, 2022, respectively), and are included in voyage revenues in the Company's consolidated statements of income.

(ii)The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three and six months ended June 30, 2023, the Company earned management fees and cost reimbursements pursuant to these management agreements of $19.8 million and $39.5 million, respectively ($19.1 million and $36.5 million for the three and six months ended June 30, 2022, respectively), which are included in voyage revenues in the Company's consolidated statements of income.

(iii)From September 2018 to June 2022, the Company chartered the Seapeak Magellan LNG carrier from the MALT Joint Venture. The time-charter hire expenses charged for the three and six months ended June 30, 2022 were $3.2 million and $9.1 million, respectively.

(iv)In January 2022, the Company incurred restructuring charges of $2.7 million from Teekay related to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction (see Note 14).

(v)During the three and six months ended June 30, 2023, the Company charged fees of $0.6 million and $1.2 million, respectively ($0.6 million and $1.2 million for the three and six months ended June 30, 2022, respectively), to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of income.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

b)    As at June 30, 2023 and December 31, 2022, non-interest-bearing advances to affiliates totaled $14.3 million and $8.0 million, respectively, and non-interest-bearing advances from affiliates totaled $7.9 million and $5.9 million, respectively. These advances are unsecured and have no fixed repayment terms.

c)    In February 2023, the Company received an equity contribution of $86.2 million from Stonepeak in connection with funding the first installment payments for two of the five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers (or the Samsung LNG Carrier Newbuildings) the Company ordered in November 2022. On March 8, 2023, the Company issued 11,383,543 common units to Stonepeak based on total equity contributions received in December 2022 and February 2023 of $215.5 million (see Note 15).

d)    For other transactions with the Company's equity-accounted joint ventures not disclosed above, please refer to Note 6.

10. Derivative Instruments and Hedging Activities

The Company uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at June 30, 2023, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Contract Rate(i)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity of Notional Amounts
Currency				2023 $	2024 $
British Pound Sterling	3,600	0.8481	326	2,790	1,455
Canadian Dollar	4,500	1.3559	86	2,203	1,116
			412	4,993	2,571
(i)Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 7), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in 2023, 2025 and 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at June 30, 2023.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
850,000	102,000	NIBOR	4.60%	7.89%	(22,720)	0.2
1,000,000	112,000	NIBOR	5.15%	5.74%	(10,033)	2.2
1,000,000	117,000	NIBOR	4.90%	6.37%	(15,085)	3.4
					(47,838)
Interest Rate Risk

The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

As at June 30, 2023, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	524,285	10,573	0.9	2.5%
U.S. Dollar-denominated interest rate swaps (ii)(iii)	SOFR	629,931	31,021	2.3	2.0%
U.S. Dollar-denominated interest rate swaps (ii)(iv)	SOFR	160,229	12,458	2.3	1.7%
U.S. Dollar-denominated interest rate swaps (v)(vi)(vii)	SOFR	107,726	8,047	11.5	3.0%
Euro-denominated interest rate swaps (v)	EURIBOR	34,950	(26)	0.2	4.0%
			62,073

(i)Excludes the margins the Company pays on its floating-rate term loans, which, at June 30, 2023, ranged from 0.60% to 3.25%.
(ii)Principal amount reduces quarterly.
(iii)Forward-starting interest rate swaps with inception dates ranging from July 2023 to April 2024.
(iv)Two interest rate swaps are subject to mandatory early termination in 2024 whereby the swaps will be settled based on their fair value at that time.
(v)Principal amount reduces monthly.
(vi)Forward-starting interest rate swaps with inception dates ranging from September 2025 to June 2026.
(vii)These interest rate swaps are subject to mandatory early termination in 2025 and 2026 whereby the swaps will be settled based on their fair value at that time.

As at June 30, 2023, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at June 30, 2023, these derivative instruments had an aggregate fair value asset of $61.8 million (December 31, 2022 – $51.4 million) and an aggregate fair value liability of $38.3 million (December 31, 2022 – $15.4 million). As at June 30, 2023, the Company had $20.9 million (December 31, 2022 – $5.2 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Company's consolidated balance sheets.

Credit Risk

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative instruments. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, derivative instruments are entered into with different counterparties to reduce concentration risk.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following table presents the classification and fair value amounts of derivative instruments (none of which are designated as cash flow hedges), segregated by type of contract, on the Company’s consolidated balance sheets.

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at June 30, 2023
Interest rate swap agreements	1,886	20,190	40,023	—	(26)	—
Foreign currency forward contracts	—	412	—	—	—	—
Cross currency swap agreements	236	3,730	—	(115)	(22,604)	(29,085)
	2,122	24,332	40,023	(115)	(22,630)	(29,085)
As at December 31, 2022
Interest rate swap agreements	1,166	16,091	33,789	—	(291)	—
Foreign currency forward contracts	—	398	—	—	—	—
Cross currency swap agreements	301	2,962	—	(87)	(14,299)	(8,655)
	1,467	19,451	33,789	(87)	(14,590)	(8,655)

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements and foreign currency forward contracts are recognized in earnings and reported in realized and unrealized gain on non-designated derivative instruments in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of income is as follows:

	Three Months Ended June 30,
	2023			2022
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	4,808	20,450	25,258	(2,839)	14,113	11,274
Foreign currency forward contracts	153	46	199	—	—	—
	4,961	20,496	25,457	(2,839)	14,113	11,274

	Six Months Ended June 30,
	2023			2022
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	8,883	10,598	19,481	(7,010)	47,675	40,665
Foreign currency forward contracts	314	15	329	—	—	—
	9,197	10,613	19,810	(7,010)	47,675	40,665

Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company's consolidated statements of income is as follows:

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Three Months Ended June 30,
	2023			2022
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	46	(5,175)	(5,129)	(958)	(30,694)	(31,652)

	Six Months Ended June 30,
	2023			2022
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	318	(27,967)	(27,649)	(1,744)	(16,695)	(18,439)

For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive income (or OCI) (excluding such agreements in equity-accounted investments):

Three Months Ended June 30,
2023	2022
Amount of Loss Reclassified from Accumulated OCI to Interest Expense $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
(344)	(670)

Six Months Ended June 30,
2023	2022
Amount of Loss Reclassified from Accumulated OCI to Interest Expense $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
(729)	(1,356)

11. Commitments and Contingencies

(a)During November 2022, the Company entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of the five Samsung LNG Carrier Newbuildings that have a total fully built-up cost of $1.2 billion and are scheduled for delivery throughout 2027. As at June 30, 2023, costs incurred under these newbuilding contracts totaled $221.2 million and the estimated remaining costs to be incurred are $8.6 million (remainder of 2023), $15.1 million (2024), $59.2 million (2025), $244.2 million (2026) and $640.0 million (2027). The Company intends to finance the remaining estimated costs with its existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

(b)During August 2022, the Company's 50%-owned Exmar LPG Joint Venture entered into contracts with Hyundai Mipo Dockyard Co., Ltd. (or HMD) for the construction of two 45,000-cubic meter dual-fueled LPG carriers for scheduled deliveries in 2024 and 2025, respectively. In March 2023, the Exmar LPG Joint Venture entered into contracts with HMD for the construction of two additional 45,000-cubic meter ammonia capable dual-fueled LPG carriers for scheduled deliveries in 2025. The Company's proportionate share of the total fully built-up cost of these four vessels is approximately $158.5 million. As at June 30, 2023, the Company's proportionate share of costs incurred under these newbuilding contracts totaled $21.7 million and the estimated remaining costs to be incurred are $9.1 million (remainder of 2023), $51.3 million (2024), and $76.4 million (2025).

(c)The Company has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. As at June 30, 2023, the Company's proportionate share of the estimated final construction installment on the LNG terminal is $11.3 million and is expected to be incurred in late-2024. The Bahrain LNG Joint Venture intends to finance the final construction installment through its existing undrawn financing, of which $7.2 million relates to the Company's proportionate share, its existing liquidity, and its future operating cash flow.

(d)The Company owns 70% of the Tangguh Joint Venture, which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The Company’s minimum charter hire payments to be paid and received under these leases are

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

described in more detail in Item 18 – Financial Statements: Note 14e to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2022. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. The UK corporate income tax rate increased from 19% to 25%, effective April 1, 2023. Consequently, the sublease payments the Company estimates that the Tangguh Joint Venture will pay in aggregate each year to lease the vessels back increased from $23.9 million to $27.5 million. As at June 30, 2023, the carrying amount of this estimated tax indemnification obligation relating to the leasing arrangement through the Tangguh Joint Venture was $4.5 million (December 31, 2022 – $4.7 million) and was included as part of other long-term liabilities in the consolidated balance sheets of the Company.

12. Supplemental Cash Flow Information

The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows.

	June 30, 2023	December 31, 2022	June 30, 2022	December 31, 2021
	$	$	$	$
Cash and cash equivalents	145,682	215,738	175,952	92,069
Restricted cash – current	47,370	42,376	4,806	11,888
Restricted cash – long-term	16,026	7,832	38,241	38,100
	209,078	265,946	218,999	142,057

The Company maintains restricted cash deposits relating to certain term loans, collateral for derivatives (see Note 10), vessels held for sale, performance bond collateral, obligations related to finance leases and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

13. Gain (loss) on sales and gain (write-down) of vessels

a) In June 2022, the Company sold the Sonoma Spirit multi-gas carrier for net proceeds of $10.0 million resulting in a gain on sale of $0.2 million, which is included in gain (loss) on sales and gain (write-down) of vessels for the three and six months ended June 30, 2022 in the Company's consolidated statements of income. In November 2022, the Company signed memorandum of agreements for the sales of the Seapeak Unikum and the Seapeak Vision multi-gas carriers. These vessels were classified as held for sale in the Company's consolidated balance sheet at their combined net book value of $48.0 million at December 31, 2022. The Seapeak Unikum was delivered to its buyer in March 2023 for net proceeds of $24.7 million resulting in a gain on sale of $0.2 million, which is included in gain (loss) on sales and gain (write-down) of vessels for the six months ended June 30, 2023 in the Company's consolidated statement of income. The Seapeak Vision was delivered to its buyer in April 2023 for net proceeds of $24.0 million, which was approximately its net book value.

b)    In March 2022, the carrying values of two of the Company's LNG carriers, the Seapeak Arctic and the Seapeak Polar, were written down to their estimated fair values, using appraised values, as a result of changes in the Company's expectations of these vessels' future opportunities subsequent to the completion of their time-charter contracts in April 2022. The total impairment charge of $44.0 million is included in gain (loss) on sales and gain (write-down) of vessels for the six months ended June 30, 2022 in the Company's consolidated statement of income. In December 2022, the Company commenced marketing the Seapeak Arctic for sale and the vessel was classified as held for sale in the Company's consolidated balance sheet as at December 31, 2022.

In February 2023, the Seapeak Arctic was sold for net proceeds of $14.9 million resulting in a loss on sale of $1.0 million, which is included in gain (loss) on sales and gain (write-down) of vessels for the six months ended June 30, 2023 in the Company's consolidated statement of income.

In March 2023, the carrying value of the Seapeak Polar was further written-down to its estimated fair value, based on the recent sale of a similar vessel, as a result of further changes in the Company's expectations of this vessel's future opportunities subsequent to the completion of its current time-charter contract in May 2023. The impairment charge of $7.5 million is included in gain (loss) on sales and gain (write-down) of vessels for the six months ended June 30, 2023 in the Company's consolidated statement of income. In June 2023, the Seapeak Polar was sold for net proceeds of $14.7 million resulting in a gain on sale of $0.5 million, which is included in gain (loss) on sales and gain (write-down) of vessels for the three and six months ended June 30, 2023 in the Company's consolidated statement of income.

14. Restructuring Charges

During the six months ended June 30, 2022, the Company incurred restructuring charges of $2.7 million. The restructuring charges primarily related to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

15. Total Capital

Issuance of Common Units

In December 2022 and February 2023, the Company received equity contributions of $129.3 million and $86.2 million, respectively, from Stonepeak in connection with funding the first installment payments for the five Samsung LNG Carrier Newbuildings the Company ordered in November 2022 (see Note 11a). On March 8, 2023, the Company issued 11,383,543 common units to Stonepeak based on total equity contributions received of $215.5 million.

Preferred Unit Repurchases

In March 2022, the Company established a plan which authorized the repurchase of up to $30.0 million of its Series A and Series B Preferred Units. The following table summarizes the preferred units repurchased during the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
	#	$	#	$	#	$	#	$
Series A Preferred Units	19,130	456	22,715	565	22,451	535	22,715	565
Series B Preferred Units	51,225	1,276	8,811	220	92,331	2,320	8,811	220
	70,355	1,732	31,526	785	114,782	2,855	31,526	785

As at June 30, 2023, the remaining dollar value of Series A and Series B Preferred Units that may be repurchased under the plan was $24.5 million.

SEAPEAK LLC AND SUBSIDIARIES
JUNE 30, 2023
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2022. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “we,” “us” and “our” and similar terms refer to Seapeak LLC and its subsidiaries.

OVERVIEW

Seapeak LLC is an international provider of marine transportation services focusing on liquefied natural gas (or LNG) and natural gas liquid (or NGL). Our primary strategy focuses on servicing customers through our fleet of vessels under medium to long-term, fixed-rate charters. We may evaluate and enter into adjacent liquefied gas markets, renewable markets, and other maritime opportunities. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and NGL sectors.

SIGNIFICANT DEVELOPMENTS IN 2023

LNG Carriers Charter Contracts

In June 2023, the charterer of the Myrina LNG carrier exercised the first of four three-year extension options at a fixed rate, which commences in May 2024.

In April 2023, we entered into a one-year, fixed-rate charter contract for the Seapeak Catalunya with an extension option of up to one year exercisable by the charterer, which is expected to commence in October 2023, once the vessel redelivers from its current charter contract.

In February 2023, the Seapeak Creole commenced a 23-year, fixed-rate charter contract.

Vessel Sales

In June 2023, we sold the Seapeak Polar LNG carrier for net proceeds of $14.7 million.

In April 2023, we sold the Seapeak Vision multi-gas carrier for net proceeds of $24.0 million.

In March 2023, we sold the Seapeak Unikum multi-gas carrier for net proceeds of $24.7 million.

In February 2023, we sold the Seapeak Arctic LNG carrier for net proceeds of $14.9 million.

Russian Invasion of Ukraine
The disruption in the energy markets caused by, and the sanctions announced in response to, Russia's invasion of Ukraine may adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, trade embargoes, asset freezes, entity designations or other economic sanctions by the United States, the EU, the United Kingdom or other countries against Russia, Russian companies or the Russian energy sector and harmed by any retaliatory measures by Russia in response. While much uncertainty remains regarding the global impact of Russia’s ongoing invasion of Ukraine, it is possible that the hostilities could adversely affect our business, financial condition, results of operations and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition. To date, we have not experienced any material adverse operational or financial impact as a result of the Russian invasion of Ukraine.

RESULTS OF OPERATIONS

The following includes a comparison of the components of our results of operations for the three and six months ended June 30, 2023 as compared to the same periods of the prior year.

Liquefied Natural Gas Segment

As at June 30, 2023, our LNG segment fleet included 49 LNG carriers (including five LNG carriers under construction), and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our LNG segment’s operating results, revenue days, calendar-ship-days and utilization for the three and six months ended June 30, 2023 and 2022, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2023 and 2022 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income and vessels under construction, all data in this table only includes the 20 LNG carriers that are accounted for under the consolidation method of accounting as at June 30, 2023 (June 30, 2022 - 22 LNG carriers and the Seapeak Magellan chartered-in from our 52% owned MALT Joint Venture until June 2022) and the ship management and corporate services we provide to certain of our equity-accounted joint ventures. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Three Months Ended June 30,		Change	% Change
	2023	2022
Voyage revenues	144,598	138,239	6,359	4.6
Voyage expenses	(1,093)	(1,274)	181	(14.2)
Net voyage revenues(i)	143,505	136,965	6,540	4.8
Vessel operating expenses	(45,977)	(44,324)	(1,653)	3.7
Time-charter hire expense	—	(3,225)	3,225	(100.0)
Depreciation and amortization	(27,743)	(29,395)	1,652	(5.6)
General and administrative expenses(ii)	(6,640)	(6,359)	(281)	4.4
Gain on sales of vessels	499	—	499	100.0
Income from vessel operations	63,644	53,662	9,982	18.6
Equity income	38,266	40,263	(1,997)	(5.0)
Operating Data:
Calendar-ship-days (B)	1,910	2,067	(157)	(7.6)
Less:
Scheduled dry-docking days	8	144	(136)	(94.4)
Unscheduled off-hire and idle days	25	151	(126)	(83.4)
Revenue days (A)	1,877	1,772	105	5.9
Utilization (A)/(B)	98.3%	85.7%

(in thousands of U.S. Dollars, except for days and percentages)	Six Months Ended June 30,		Change	% Change
	2023	2022
Voyage revenues	286,144	288,582	(2,438)	(0.8)
Voyage expenses	(3,243)	(3,687)	444	(12.0)
Net voyage revenues(i)	282,901	284,895	(1,994)	(0.7)
Vessel operating expenses	(89,337)	(84,459)	(4,878)	5.8
Time-charter hire expense	—	(9,053)	9,053	(100.0)
Depreciation and amortization	(56,060)	(60,564)	4,504	(7.4)
General and administrative expenses(ii)	(13,488)	(13,262)	(226)	1.7
Gain (loss) on sales and gain (write-down) of vessels	35,819	(43,996)	79,815	181.4
Restructuring charges	—	(2,551)	2,551	(100.0)
Income from vessel operations	159,835	71,010	88,825	125.1
Equity income	67,642	90,478	(22,836)	(25.2)
Operating Data:
Calendar-ship-days (B)	3,851	4,137	(286)	(6.9)
Less:
Scheduled dry-docking days	8	168	(160)	(95.2)
Unscheduled off-hire and idle days	98	169	(71)	(42.0)
Revenue days (A)	3,745	3,800	(55)	(1.4)
Utilization (A)/(B)	97.2%	91.9%
(i) This is a non-GAAP financial measure; for more information about this measure, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.

(ii) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.

For the six months ended June 30, 2023, our LNG segment's total calendar-ship-days were 3,851 compared to 4,137 days for the same period of the prior year. The decrease in total calendar-ship-days is primarily due to the sale of the Seapeak Arctic LNG carrier in February 2023 and the redelivery of the Seapeak Magellan LNG carrier to the MALT Joint Venture at the end of its in-charter contract in June 2022.
Net Voyage Revenues. Net voyage revenues increased (decreased) by $6.5 million and $(2.0) million for the three and six months ended June 30, 2023, compared to the same periods of the prior year, primarily as a result of:
•increases of $8.9 million and $14.8 million for the three and six months ended June 30, 2023 due to fewer off-hire days due to fewer scheduled dry dockings on certain of our LNG carriers during the first half of 2023;
•an increase of $2.9 million for the three months ended June 30, 2023 due to fewer off-hire days for unscheduled repairs and fewer idle days on certain of our LNG carriers during the second quarter of 2023;
•an increase of $2.5 million for the three months ended June 30, 2023 due to higher charter rates earned by certain of our LNG carriers during the second quarter of 2023; and
•an increase of $2.2 million for the six months ended June 30, 2023 due to the reimbursement of seafarers costs (offset in operating expenses) and ship management and corporate service revenues from certain of our equity-accounted joint ventures following the acquisition of certain restructured subsidiaries from Teekay Corporation (or the Teekay Subsidiaries) on January 13, 2022 (see "Item 1- Financial Statements: Note 1 - Basis of Presentation");
partially offset by:
•decreases of $4.4 million and $11.5 million for the three and six months ended June 30, 2023 due to the redelivery of the Seapeak Magellan LNG carrier to the Malt LNG Joint Venture in June 2022;
•a decrease of $2.1 million for the three months ended June 30, 2023 due to revisions to our estimates of operational claims on certain of our LNG carriers; and

•decreases of $1.8 million and $6.2 million for the three and six months ended June 30, 2023 due to layup of the Seapeak Arctic LNG carrier following redelivery from its charterer in April 2022 and the subsequent sale of the vessel in February 2023.

Vessel Operating Expenses. Vessel operating expenses increased by $1.7 million and $4.9 million for the three and six months ended June 30, 2023, compared to the same periods of the prior year, primarily due to the timing of repairs and maintenance performed on certain of our LNG carriers. For the six months ended June 30, 2023, the increase also resulted from seafarers costs incurred for LNG carriers in certain of our equity-accounted joint ventures (offset in net voyage revenues) following the acquisition of the Teekay Subsidiaries on January 13, 2022 (see "Item 1- Financial Statements: Note 1 - Basis of Presentation").

Time-Charter Hire Expense. Time-charter hire expense decreased by $3.2 million and $9.1 million for the three and six months ended June 30, 2023, compared to the same periods of the prior year due to the redelivery of the Seapeak Magellan LNG carrier to the MALT Joint Venture at the end of its in-charter contract in June 2022.

Gain (Loss) on Sales and Gain (Write-down) of Vessels. Gain (loss) on sales and gain (write-down) of vessels increased by $0.5 million and $79.8 million for the three and six months ended June 30, 2023, compared to the same periods of the prior year, primarily as a result of:
•an increase of $44.0 million for the six months ended June 30, 2023 due to write-downs of two of our LNG carriers, the Seapeak Arctic and Seapeak Polar, to their estimated fair values during the first quarter of 2022, as a result of changes in our expectations of these vessels' future opportunities subsequent to the completion of their time-charter contracts in April 2022;
•an increase of $43.8 million for the six months ended June 30, 2023 due to a gain recognized upon commencement of the Seapeak Creole LNG carrier's 23-year time-charter contract in February 2023, which was classified as a sales-type lease; and
•an increase of $0.5 million for the three and six months ended June 30, 2023 due to a gain on sale of the Seapeak Polar LNG carrier in June 2023;
partially offset by:
•a decrease of $7.5 million for the six months ended June 30, 2023 due to a further write-down of the Seapeak Polar LNG carrier to its estimated fair value, as a result of further changes in our expectations of this vessel's future opportunities subsequent to the completion of its time-charter contract in May 2023; and
•a decrease of $1.0 million for the six months ended June 30, 2023 due to a loss on sale of the Seapeak Arctic LNG carrier in February 2023.

Equity Income. Equity income decreased by $2.0 million and $22.8 million for the three and six months ended June 30, 2023, compared to the same periods of the prior year. Included in these decreases are decreases of $11.3 million and $34.9 million for the three and six months ended June 30, 2023 due to lower unrealized gains on non-designated derivative instruments primarily due to a decrease in long-term forward LIBOR benchmark interest rates in the first half of 2023 and increases of $1.3 million and $9.4 million for the three and six months ended June 30, 2023 related to lower unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures primarily due to higher estimated charter-free vessel fair values for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases. Excluding these changes in unrealized gains on non-designated derivative instruments and unrealized credit loss provisions, equity income increased by $8.0 million and $2.7 million for the three and six months ended June 30, 2023, compared to the same periods of the prior year, primarily as a result of:
•an increase of $3.8 million for the three months ended June 30, 2023 from our Yamal LNG Joint Venture primarily due to higher earnings during the second quarter of 2023 related to an increase in estimated reimbursements of dry-docking expenditures as a result of a projected increase in future dry docking costs;
•increases of $3.4 million and $4.1 million for the three and six months ended June 30, 2023 from our Malt LNG Joint Venture primarily due to higher charter rates earned for certain of its LNG carriers during 2023; and
•increases of $1.8 million and $3.9 million for the three and six months ended June 30, 2023 due to the sale of our 50% interest in the Excalibur Joint Venture in September 2022, which owned the Excalibur LNG carrier that had been idle since the completion of its time-charter contract in December 2021;
partially offset by:
•a decrease of $3.3 million for the six months ended June 30, 2023 from our Yamal LNG Joint Venture primarily due to higher earnings during the first half of 2022 related to an increase in estimated reimbursements of dry-docking expenditures as a result of a projected increase in future dry docking costs; and
•decreases of $1.8 million and $1.5 million for the three and six months ended June 30, 2023 from our Bahrain LNG Joint Venture primarily due to an increase in repair activity related to the Bahrain LNG terminal during 2023.

Natural Gas Liquid Segment
As at June 30, 2023, our NGL segment fleet, which consists of LPG, ethane and multi-gas carriers, included 23 NGL carriers, in which we own a 50% interest (including three time chartered-in NGL carriers and four NGL carriers under construction), 14 wholly-owned NGL carriers and six chartered-in NGL carriers under bareboat charter contracts scheduled to end in December 2024.

On December 29, 2022, we completed the acquisition of 100% of the equity interests in Greenship Gas Trust and Greenship Gas Manager Pte. Ltd. and their subsidiaries (collectively, Evergas). As part of the acquisition, we acquired two Very Large Ethane Carriers and eight Semi-Refrigerated/Multi-gas carriers that were built between 2015 and 2020, and six in-chartered LPG carriers under bareboat charter contracts scheduled to end in December 2024.

The following table compares our NGL segment’s operating results, revenue days, calendar-ship-days and utilization for the three and six months ended June 30, 2023 and 2022, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2023 and 2022 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes 14 wholly-owned NGL carriers and six chartered-in NGL carriers that are accounted for under the consolidation method of accounting as at June 30, 2023 (June 30, 2022 - six wholly-owned NGL carriers). A comparison of the results from vessels and assets accounted for under the equity method are described below under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Three Months Ended June 30,		Change	% Change
	2023	2022
Voyage revenues	39,384	12,539	26,845	214.1
Voyage expenses	(3,148)	(5,955)	2,807	(47.1)
Net voyage revenues(i)	36,236	6,584	29,652	450.4
Vessel operating expenses	(13,018)	(4,959)	(8,059)	162.5
Time-charter hire expense	(2,233)	—	(2,233)	100.0
Depreciation and amortization	(8,615)	(1,576)	(7,039)	446.6
General and administrative expenses(ii)	(994)	(546)	(448)	82.1
Gain on sales of vessels	38	194	(156)	100.0
Income (loss) from vessel operations	11,414	(303)	11,717	(3,867.0)
Equity income	5,247	3,529	1,718	48.7
Operating Data:
Calendar-ship-days (B)	1,820	636	1,184	186.2
Less:
Scheduled dry-docking days	—	—	—	—
Unscheduled off-hire and idle days	122	106	16	15.1
Revenue days (A)	1,698	530	1,168	220.4
Utilization (A)/(B)	93.3%	83.3%		12.0

(in thousands of U.S. Dollars, except for days and percentages)	Six Months Ended June 30,		Change	% Change
	2023	2022
Voyage revenues	83,008	24,386	58,622	240.4
Voyage expenses	(8,174)	(10,774)	2,600	(24.1)
Net voyage revenues(i)	74,834	13,612	61,222	449.8
Vessel operating expenses	(27,294)	(9,291)	(18,003)	193.8
Time-charter hire expense	(4,490)	—	(4,490)	100.0
Depreciation and amortization	(17,220)	(3,136)	(14,084)	449.1
General and administrative expenses(ii)	(2,711)	(826)	(1,885)	228.2
Gain on sales of vessels	189	194	(5)	(2.6)
Restructuring charges	—	(100)	100	(100.0)
Income from vessel operations	23,308	453	22,855	5,045.3
Equity income	8,981	10,927	(1,946)	(17.8)
Operating Data:
Calendar-ship-days (B)	3,800	1,266	2,534	200.2
Less:
Scheduled dry-docking days	19	—	19	100.0
Unscheduled off-hire and idle days	230	115	115	100.0
Revenue days (A)	3,551	1,151	2,400	208.5
Utilization (A)/(B)	93.4%	90.9%		2.8
(i) This is a non-GAAP financial measure; for more information about this measure, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.

(ii) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.

For the six months ended June 30, 2023, our NGL segment's total calendar-ship-days were 3,800 compared to 1,266 days for the same period of the prior year. The increase in total calendar-ship-days is due to the acquisition of Evergas, partially offset by sale of the Seapeak Vision, Seapeak Unikum, and Sonoma Spirit in April 2023, March 2023 and June 2022, respectively.

Net Voyage Revenues. Net voyage revenues increased by $29.7 million and $61.2 million for the three and six months ended June 30, 2023, compared to the same periods of the prior year, primarily as a result of:

•increases of $33.6 million and $66.6 million for the three and six months ended June 30, 2023 related to the acquisition of Evergas in December 2022;

partially offset by:

•decreases of $4.1 and $5.1 million for the three and six months ended June 30, 2023 due to the sales of the Seapeak Vision, Seapeak Unikum, and Sonoma Spirit in April 2023, March 2023 and June 2022, respectively.

Vessel Operating Expenses. Vessel operating expense increased by $8.1 million and $18.0 million for the three and six months ended June 30, 2023, compared to the same periods of the prior year, primarily due to the acquisition of Evergas in December 2022.

Time-Charter Hire Expense. Time-charter hire expense increased by $2.2 million and $4.5 million for the three and six months ended June 30, 2023, compared to the same periods of the prior year, due to the acquisition of Evergas in December 2022 and its six chartered in LPG carriers.

Depreciation and Amortization. Depreciation and amortization increased by $7.0 million and $14.1 million for the three and six months ended June 30, 2023, compared to the same periods of the prior year, primarily due to the acquisition of Evergas in December 2022.

Equity Income. Equity income from the Exmar LPG Joint Venture increased (decreased) by $1.7 million and $(1.9) million for the three and six months ended June 30, 2023, compared to the same periods of the prior year, primarily due to:

•an increase of $2.7 million for the three and six months ended June 30, 2023 due to a write-down of the Bastonge LPG carrier, to its estimated fair value, during the second quarter of 2022;

•increases of $2.1 million and $3.9 million for the three and six months ended June 30, 2023 due to higher charter rates earned during the first half of 2023; and

•an increase of $0.4 million for the three months ended June 30, 2023 due to higher unrealized gains on non-designated derivative instruments during the second quarter of 2023 due to changes in long-term LIBOR benchmark interest rates;

partially offset by:

•a decrease of $2.1 million for the six months ended June 30, 2023 due to higher unrealized losses on non-designated derivative instruments during the first half of 2023 due to changes in long-term LIBOR benchmark interest rates;

•a decrease of $1.7 million for the six months ended June 30, 2023 due to a gain on the sale of the Brussels LPG carrier during the first quarter of 2022;

•decreases of $1.7 million and $1.4 million for the three and six months ended June 30, 2023 primarily due to the timing of repairs and maintenance performed on certain LPG carriers; and

•decreases of $1.6 million and $2.9 million for the three months ended June 30, 2023 due to the sales of the Bastonge and Eupen LPG carriers in February 2023 and October 2022, respectively.

Other Operating Results
The following table compares our other operating results for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Change	% Change
(in thousands of U.S. Dollars)	2023	2022
General and administrative expenses	(7,634)	(6,905)	(729)	10.6
Interest expense	(46,088)	(31,656)	(14,432)	45.6
Interest income	2,718	1,657	1,061	64.0
Realized and unrealized gain on non-designated derivative instruments	25,457	11,274	14,183	125.8
Foreign currency exchange gain	2,618	6,328	(3,710)	(58.6)
Other income	648	396	252	63.6
Income tax expense	(3,981)	(1,782)	(2,199)	123.4
Other comprehensive income	12,930	24,040	(11,110)	(46.2)

	Six Months Ended June 30,		Change	% Change
(in thousands of U.S. Dollars)	2023	2022
General and administrative expenses	(16,199)	(14,088)	(2,111)	15.0
Restructuring charges	—	(2,651)	2,651	(100.0)
Interest expense	(93,421)	(61,652)	(31,769)	51.5
Interest income	5,369	2,983	2,386	80.0
Realized and unrealized gain on non-designated derivative instruments	19,810	40,665	(20,855)	(51.3)
Foreign currency exchange (loss) gain	(1,792)	20,157	(21,949)	(108.9)
Other income (expense)	13,737	(22,425)	36,162	(161.3)
Income tax expense	(5,586)	(4,505)	(1,081)	24.0
Other comprehensive income	1,826	64,092	(62,266)	(97.2)

General and Administrative Expenses. General and administrative expenses were $7.6 million and $16.2 million for the three and six months ended June 30, 2023, as compared to $6.9 million and $14.1 million for the same periods of the prior year. The increases primarily relate to the acquisition of Evergas in December 2022.

Restructuring Charges. Restructuring charges were $2.7 million for the six months ended June 30, 2022 primarily due to severance costs resulting from the reorganization and realignment of employees as a result of the acquisition of us by Stonepeak Partners L.P. in January 2022.

Interest Expense. Interest expense was $46.1 million and $93.4 million for the three and six months ended June 30, 2023, as compared to $31.7 million and $61.7 million for the same periods of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The increases were primarily due to increases in LIBOR for the three and six months ended June 30, 2023, compared to the same periods of the prior year and a $14.0 million increase related to the acquisition of Evergas in December 2022, partially offset by a lower debt balance as a result of debt repayments.

Interest Income. Interest income was $2.7 million and $5.4 million for the three and six months ended June 30, 2023, as compared to $1.7 million and $3.0 million for the same periods of the prior year. The increases in interest income were primarily due to increases in interest rates earned on our short-term deposits.
Realized and Unrealized Gain on Non-designated Derivative Instruments. We enter into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. Our interest rate swaps typically require settlements every three months and the receipt of floating interest is based on the prevailing LIBOR or SOFR rate at the beginning of the settlement period. Item 1 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities" provides details of our current derivative positions and a breakdown of realized and unrealized gains (losses) relating to these non-designated interest rate swap agreements for the three and six months ended June 30, 2023 and 2022. Realized gains (losses) during a period reflect prevailing LIBOR or SOFR rates that are higher (lower) than the average fixed rates of our interest rate swaps. Unrealized gains (losses) will primarily reflect an increase (decrease) in the long-term LIBOR or SOFR yield curve during each relevant period. Realized and unrealized gain on non-designated derivative instruments were $25.5 million and $19.8 million for the three and six months ended June 30, 2023 compared to $11.3 million and $40.7 million for the same periods of the prior year, primarily due to changes in the prevailing and long-term LIBOR and SOFR rates during these periods.
Foreign Currency Exchange Gain (Loss). Foreign currency exchange gain (loss) was $2.6 million and $(1.8) million for the three and six months ended June 30, 2023, as compared to $6.3 million and $20.2 million for the same periods of the prior year. These foreign currency exchange gains and losses were primarily due to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains and losses on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger (gains) or weaker (losses) U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Our cross currency swaps economically hedge all of the foreign currency and interest rate exposure on our NOK-denominated debt. Our Euro-denominated debt was used to purchase two vessels that are on long-term charters which entitle us to payment of charter-hire in Euros. As such, our Euro-denominated debt is being repaid with these fixed Euro charter hire receipts and consequently our Euro currency exposure is limited by this arrangement.

Other Income (Expense). Other income (expense) was $0.6 million and $13.7 million for the three and six months ended June 30, 2023 as compared to $0.4 million and $(22.4) million for the same periods of the prior year. The change in other income (expense) for the six months ended June 30, 2023 was primarily due to a decrease in unrealized credit loss provisions as a result of higher estimated charter-free vessel fair values during the first half of 2023 for certain of our LNG vessels, which are servicing time-charter contracts accounted for as direct financing leases, and the impact of such declines on our expectation of the value of such vessels upon completion of their existing charter contracts and $18.0 million in fees relating to professional services provided in connection with the acquisition of us by Stonepeak Partners L.P. during the first quarter of 2022.

Income Tax Expense. Income tax expense was $4.0 million and $5.6 million for the three and six months ended June 30, 2023, as compared to $1.8 million and $4.5 million for the same periods of the prior year, primarily due to changes in current and deferred tax balances related to the timing of deductions in our Tangguh Joint Venture, in which we have a 70% ownership interest, and the acquisition of Evergas in December 2022.

Other Comprehensive Income. Other comprehensive income was $12.9 million and $1.8 million for the three and six months ended June 30, 2023, as compared to $24.0 million and $64.1 million for the same periods of the prior year. The decreases in other comprehensive income for the three and six months ended June 30, 2023 were primarily due to lower unrealized gains on our interest rate swap agreements where the results of our joint ventures reflect the use of hedge accounting, due to changes in the long-term LIBOR and SOFR benchmark interest rates during these periods.

Liquidity and Capital Resources
Sources and Uses of Capital

For a description of our sources and uses of capital, please read “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Our sources of funds include borrowings from debt facilities and borrowings from obligations related to finance leases, which are described in "Item 1 – Financial Statements: Note 7 – Long-Term Debt and Note 4a – Chartered-in Vessels - Obligations related to Finance Leases". We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for certain of our equity-accounted joint ventures. As at June 30, 2023, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps, was $1.1 billion. As at June 30, 2023, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

Certain of our credit facilities and obligations related to finance leases require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 4a – Chartered-in Vessels - Obligations related to Finance Leases and Note 7 – Long-Term Debt" included in this Report. Certain of our debt facilities and obligations related to finance leases require us to make interest payments based on LIBOR, NIBOR, EURIBOR or SOFR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 1 - Financial Statements: Note 10 – Derivative Instruments and Hedging Activities" included in this Report and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2022.
Liquidity

Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $350.7 million as at June 30, 2023, compared to $260.7 million as at December 31, 2022, an increase of $90.0 million. This increase was primarily due to an increase in the amounts available and undrawn on our revolving credit facility of $160.0 million, partially offset by a decrease in cash and cash equivalents of $70.0 million (as detailed in "Item 1 - Financial Statements: Unaudited Consolidated Statements of Cash Flows" included in this Report excluding an increase in restricted cash of $13.2 million).

The following table summarizes our contractual obligations as at June 30, 2023, excluding those of our equity-accounted joint ventures. We expect that our liquidity at June 30, 2023 combined with the operating cash flows we expect to generate from customer contracts in place at June 30, 2023 will be sufficient to pay our obligations coming due in the next 12 months following June 30, 2023. Our ability to pay our obligations, and refinance our long-term debt and finance leases coming due subsequent to June 30, 2023 will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. We may expand the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing.

	Total	12 Months Following June 30, 2023	Remainder of 2024	2025	2026	2027	Beyond 2027
	(in millions of U.S. Dollars)
U.S. Dollar long-term debt	873.5	91.6	40.4	227.9	302.6	29.8	181.2
Euro long-term debt (i)	70.0	50.9	19.1	—	—	—	—
Norwegian Kroner long-term debt (i)	265.4	79.2	—	93.1	93.1	—	—
Commitments related to finance leases (ii)	1,985.2	267.0	98.3	222.1	388.4	359.2	650.2
Commitments related to operating leases (iii)	179.9	34.2	24.5	28.9	28.5	28.5	35.3
Newbuilding installments/shipbuilding supervision (iv)	967.1	16.1	7.6	59.2	244.2	640.0	—
Totals	4,341.1	539.0	189.9	631.2	1,056.8	1,057.5	866.7

(i)Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of June 30, 2023.
(ii)Includes, in addition to lease payments, amounts to purchase the leased vessels at the end of their respective lease terms.
(iii)We have corresponding leases whereby we are the lessor and expect to receive approximately $122.2 million under these leases from the remainder of 2023 to 2029.
(iv)During November 2022, we entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers, which are scheduled for deliveries throughout 2027. We intend to finance the remaining estimated newbuilding costs with our existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

In addition to the commitments in the table above, our equity-accounted joint ventures have commitments to fund newbuilding and other construction contract costs all of which are non-recourse to us. See "Item 1 - Financial Statements: Note 11 – Commitments and Contingencies" included in this Report.

Critical Accounting Estimates and Risk Factors

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2022, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" and "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2022. There have been no significant changes in accounting estimates and assumptions from those discussed in our 2022 Annual Report on Form 20-F.

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, which could materially affect our business, financial condition or results of operations.

Non-GAAP Financial Measures

Net Voyage Revenues

Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time-charters, the charterer pays the voyage expenses, whereas under voyage charters, the shipowner pays these expenses, we include voyage expenses in net voyage revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass on to our customers the approximate amount of these expenses by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are generally comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages.

How we use net voyage revenues and the reasons for such use may be unique to the shipping industry. Given that net voyage revenues is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, income from operations would be the most directly comparable GAAP financial measure, and net voyage revenues has been defined as income from vessel operations before restructuring charges, (gain) write-down and (gain) loss on sale of vessels, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses. The following table reconciles net voyage revenues with income from vessel operations:

	LNG Segment		NGL Segment
	Three Months Ended June 30,		Three Months Ended June 30,
(in thousands of U.S. Dollars)	2023 $	2022 $	2023 $	2022 $
Income from vessel operations	63,644	53,662	11,414	(303)
Gain on sales of vessels	(499)	—	(38)	(194)
General and administrative expenses	6,640	6,359	994	546
Depreciation and amortization	27,743	29,395	8,615	1,576
Time-charter hire expenses	—	3,225	2,233	—
Vessel operating expenses	45,977	44,324	13,018	4,959
Net voyage revenues	143,505	136,965	36,236	6,584

	LNG Segment		NGL Segment
	Six Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S. Dollars)	2023 $	2022 $	2023 $	2022 $
Income from vessel operations	159,835	71,010	23,308	453
Restructuring charges	—	2,551	—	100
Gain (loss) on sales and gain (write-down) of vessels	(35,819)	43,996	(189)	(194)
General and administrative expenses	13,488	13,262	2,711	826
Depreciation and amortization	56,060	60,564	17,220	3,136
Time-charter hire expenses	—	9,053	4,490	—
Vessel operating expenses	89,337	84,459	27,294	9,291
Net voyage revenues	282,901	284,895	74,834	13,612

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2023 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows, and our expectation that we will have sufficient liquidity for at least a one-year period;
•the expected commencement of certain charter contracts;
•the expected timing of deliveries, costs and related financing relating to our LNG carrier newbuildings and the Exmar LPG Joint Venture's LPG carrier newbuildings;
•the expected timing of the repurchase of the Ineos Marlin;
•expected exposure to interest rate volatility;
•the consideration we generally receive in connection with vessel management and other contracts;
•the potential expansion of the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels;
•expected cash distributions from our equity accounted joint ventures;
•remediation of the control deficiency detected in the first quarter of 2023;
•expected interest payments; and
•expectations regarding the impact of uncertain tax positions and changes in corporate tax rates.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: the competitive factors in the markets in which we operate; changes in the financial stability of our charterers; changes in our expenses; delays associated with the drydocking of our vessels; potential delays in the deliveries and potential increases in costs relating to the LNG and LPG carrier newbuildings; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or price of LNG or LPG; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; our ability to generate and access additional cash and capital during the next 12 months; our and our joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to inflation, interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; changes in laws or regulations, including those relating to the regulation of greenhouse gases; the application of sanctions to us or any of our counterparties or joint venture partners; LNG or LPG project delays or abandonment; the impact of the events in Russia and Ukraine on us or on our third party counterparties to our charter contracts or business arrangements; any failure to have fully remediated any control deficiencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2022. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SEAPEAK LLC AND SUBSIDIARIES
JUNE 30, 2023
PART II
Other Information

A control deficiency was detected in the first quarter of 2023 prior to the filing of the Company's 2022 consolidated financial statements relating to our assessment of a complex accounting issue. As a result, we reported unrealized gains from the interest rate swaps in two of our equity-accounted joint ventures (or the Joint Ventures) for the three months ended March 31, 2022, the three and six months ended June 30, 2022 and the three and nine months ended September 30, 2022 in equity income in our unaudited consolidated statements of income for each of these periods instead of within other comprehensive income in our unaudited consolidated statements of comprehensive income. We have filed with the SEC a Form 6-K/A for each of the periods ended March 31, June 30 and September 30, 2022 that restate our previously reported results for these periods to reflect the unrealized gains within other comprehensive income within our unaudited consolidated statements of comprehensive income for such periods. The control deficiency that contributed the restatements was determined to be a material weakness over internal control over financial reporting, specifically related to our assessment of a complex accounting issue.

Over the six months ended June 30, 2023, the Company remediated this control deficiency by designing and implementing revised control procedures which we believe address the material weakness. This included us modifying our policy on assessing complex accounting issues. Management has supervised an evaluation of the remedial measures implemented by the Company in 2023. Based on this evaluation, including testing the operating effectiveness of the controls addressing the material weakness, management have concluded that the previously identified material weakness relating to the operating effectiveness of the Company’s disclosure controls and procedures and its internal control over financial reporting has been remediated as at June 30, 2023.

During the six months ended June 30, 2023, no other changes were made to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAPEAK LLC

Date: August 16, 2023	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)